Liquid Media Settles Waterproof Litigation

Vancouver, BC – October 22, 2021 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (Nasdaq: YVR), via its wholly-owned subsidiary Liquid Media Group (Canada) Ltd., has entered into a definitive settlement agreement (the “Agreement”) with three shareholders (the “Shareholders”) of Waterproof Studios Inc. (“Waterproof”) terminating litigation among them in respect of Liquid’s interest in Waterproof (the “Claim”). Pursuant to the Agreement, Liquid has agreed to transfer its interest in Waterproof to or for the benefit of the Shareholders in consideration of a cash payment of $825,000 to Liquid, and the Shareholders have agreed to dismiss the Claim on a without cost basis. The Agreement also includes customary mutual releases.

About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and video game) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

Primoris Group Inc.

+1 (416) 489-0092

pg@liquidmediagroup.co

Media requests:

Investor / Business

Adam Bello

Media & Analyst Relations Manager

Primoris Group Inc.

+1 (416) 489-0092 x 226

media@primorisgroup.com

Industry

Jane Owen

Jane Owen PR

+1 (323) 819-1122

jane@janeowenpr.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.